Mail Stop 3720

March 31, 2006

I. Joseph Massoud
Chief Executive Officer
Compass Group Diversified Holdings LLC
Sixty One Wilton Road
Second Floor
Westport, CT 06880

Re: 	Compass Diversified Trust
Amendment No. 2 to Form S-1
Filed March 20, 2006
File No. 333-130326

Dear Mr. Massoud:

      We have reviewed your amended registration statement and your response letter filed March 20, 2006, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Prospectus Summary, page 1

1. We note your response to prior comment 2, and we do not agree with
your assertion in response to prior comment 24 that disclosing the percentage of net income would confuse investors. As you disclose on page 96, based on the $17.6 million pro forma net income you disclose
on page 71, the management fee of $6.8 million would represent
28.3%
of net income before the fee. Based on the $12.3 million pro forma net income after overhead that you discuss in response to prior comment 2, the management fee would represent 35.6% of net income before the fee. These amounts are necessary to provide context for your disclosure, including at page 21 in the risk factors, that the amount of management fees may be significant with respect to your net income. Therefore, please revise your summary disclosure to highlight the percentage that your pro forma management fee calculation represents of your net income.

2. Additionally, we note your response that inclusion of a pro forma calculation of the profit allocation would be misleading to investors. In lieu of providing this calculation, include disclosure in the summary highlighting the earliest a profit allocation could be payable to the manager (based upon the acquisition dates of the company`s current businesses) and that the amount of the profit allocation payable to the manager in the future could be considerably greater than the other fees paid to manager pursuant to the management services agreement.

Risk Factors, page 14

3. We note your response to prior comment 4. However, you have not included risk factor disclosure highlighting the board of directors` inability to control the level of compensation paid to the company`s
CEO, Mr. Massoud. Please revise the appropriate risk factor to highlight.

Our Manager, page 60

Management Fee, page 60

4. Please revise to clarify whether or not the management fee will include, in addition to the adjusted net assets calculation, additional amounts to reimburse your manager for identification, diligence and negotiation of acquisition targets. Your disclosure on page 134 in the paragraph above Market Opportunity suggests that it will.

Pro Forma Condensed Combined Financial Statements, page 71

5. We note your response to comment 7. Please address the following additional comments.

* Disclose the substance of your response concerning the background information behind the offering including the negotiations leading to the modified management buyout structure as shown on page 7. Also disclose explanations why the purchases prices of the initial businesses represent fair value given the fact that the negotiations are among related parties.

* Explain to us your basis in GAAP supporting your belief that CGI`s non-management interests in the Manager will not impact the Company`s purchase accounting for the transaction.

* Clearly indicate under "Relationship with Related Parties," on page
190, that CGI did not pay any cash consideration for its non-management member interests.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 91

Dividend and Distribution Policy, page 97

6. We note your revision in response to prior comment 12. Please revise further to clarify your reference to cash sweep obligations in everyday language. Clarify what you mean by "the company is expected to sweep the cash flows." Disclose more clearly to whom these cash flows will be paid, whether or not the company is obligated to make these payments and what amount you expect them to be.

7. We note your discussion of cash available for distribution or distribution rate on a per share basis throughout the section. Since cash available for distribution is considered a liquidity measure, we object to your discussion or presentation of cash available for distribution or similar measure on a per share basis. As such, please remove such presentation here and elsewhere, as applicable, in the filing, and limit your discussion and presentation to cash available for distribution on a total basis. Refer to Question 11 of the Frequent Asked Questions Regarding the Use of Non-GAAP Financial
Measures.

8. Refer to the distribution table that reconciles pro forma net income to estimated pro forma cash available for distribution on page
46. Note that the most directly comparable financial measure to cash available for distribution is cash flow from operating activities. While we do not object to your reconciliation that begins with pro forma net income, you should reconcile pro forma net income to cash flow from operating activities first and then arrive at estimated cash available for distribution in the distribution table. Please revise and advise us.

Management Services Agreement, page 183

Offsetting Management Services Agreements, page 183

9. We note your revisions in response to prior comment 25.
Further
revise to disclose, in a single location, the amounts payable under the offsetting management services agreements and the transaction services agreements, which are currently at pages 184-185, together with your disclosure of amounts payable, or pro forma, beginning at page 60.

Contractual Arrangements with Related Parties, page 193

10. We note on page 193, in response to comment 8, you have replaced the reference to an independent valuation firm with a reference to "an independent financial advisor." We reiterate our request that you provide a consent from the financial advisor.

Material U.S. Federal Income Tax Considerations, page 207

Tax Considerations for U.S. Holders, page 209

Allocation of Company Profits and Losses, page 210

11. We note your revision in response to prior comment 34. Although your response indicates that counsel is opining that allocations under the LLC agreement should have substantial economic effect, the revised disclosure is not clear whether or not counsel is opining on this consequence. Specifically, the disclosure in the paragraph immediately preceding Tax Considerations for U.S. Holders, on page 209, indicates that counsel is only opining that the company will be classified as a partnership and that the following discussion of tax considerations is not the subject of counsel`s opinion. Please revise to clarify whether or not counsel is opining on these tax consequences.

Management Fees and Other Expenses, page 212

12. Similarly, your response to prior comment 35 indicates that counsel is opining on the tax consequences described in this section.
However, the revised disclosure is unclear whether or not counsel is opining on this consequence. Please revise to clarify.

Financial Statements, page F-1

General

13. We note your response to comment #37 however, we believe how you intend to account for the Supplemental Put Agreement and its potential impact on your future results of operations and financial position is material information that should be clearly disclosed in your Form S-1. With respect to your accounting for the Supplemental
Put Agreement, it appears the put may be under the scope of SFAS
No.
133 or SFAS No. 150. Please explain to us your full consideration of this literature and your specific basis in GAAP for your proposed accounting for the Put.

14. Tell us how you determined that the allocation interest in the Company does not represent a derivative as defined in paragraph 6 of
FAS 133.  Please address each of the criteria set forth in
paragraph
6 (a) - (c).  If you have relied upon a scope exception from FAS
133
in making your determination that the allocation interest represents equity and not a derivative, please specify which exception you are relying upon.

15. Notwithstanding our above comment on whether the allocation interest is a derivative, you appear to have determined that the allocation interest in the Company represents a form of equity. Tell us the consideration given to EITF Topic D-98 and FAS 150.

16. We note your response to prior comment 38. While we understand that the profit allocation is based upon the occurrence of a trigger event, one of those events, the holding event, takes place based upon the passage of time. It remains unclear to us why you believe it appropriate to wait until such time as the event actually occurs before any amount is accrued for the payment of the profit allocation. Please provide us with a detailed analysis of the literature you are relying upon in reaching your conclusion.

17. We are considering your response to comment 39. It appears Compass Group Diversified Holdings LLC may be a variable interest entity. Please provide us your analysis of the Company under FIN 46R, addressing its structure and contractual arrangements both prior to the initial public offering and after the acquisition of the initial businesses.

18. We note in the last paragraph of your response to comment 39 your explanation of the functions of the Board of Directors. In light of the inability of the board of directors to terminate the management services agreement except under the extraordinary circumstances, as disclosed on page 186, we are unclear how the board "effectively controls" the Company. Explain to us the substantive powers of the
Board of Directors to make operating decisions of the Company without the influence of or requiring the participation of the manager.

19. We note in your response to comment 7 that certain members of management will receive approximately $6.0 million, of which a substantial portion represents profits payments. Revise the financial statements of the businesses to be acquired to reflect an accrual for this management compensation. We view this compensation to be paid to the manager as a cost of doing business incurred by CGI on behalf of its subsidiaries. Refer to the guidance in SAB Topic 1:B.1 and SAB Topic 5:T.

*   *   *   *   *

      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Andrew Mew, Staff Accountant, at (202) 551-
3377
or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202)
551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director

I. Joseph Massoud, Chief Executive Officer
Compass Group Diversified Holdings LLC
March 31, 2006
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